Exhibit 99.1

Undertone Continues Commitment to Brand Safety and Transparency
by Joining Two Key Industry Groups

Achieves full compliance with TAG and CBA guidelines and certifications

TEL AVIV & NEW YORK – June 21, 2018 – Undertone, a division of Perion Network Ltd. (NASDAQ: PERI) and a leader in Synchronized Digital Branding, today announced two important steps in its mission to deliver high impact advertising that always can be trusted by advertisers and consumers.

Undertone has received the Certified Against Fraud Seal from TAG (the Trustworthy Accountability Group), validating that it has met their rigorous anti-fraud requirements and has worked to align its innovative ad formats to meet the standards set by the CBA (Coalition for Better Ads).

These validations apply to all of Undertone’s Synchronized Digital Branding, which is not only delivered and amplified by over 300 premium publishers, but is also vetted and certified on a 1-1 basis, as representing 99 percent human traffic, as confirmed by Integrated Ad Science (IAS).

“Since Undertone began in 2002, brand safety and transparency have been a cornerstone of our principles and practices,” said Mike Pallad, President of Undertone. “In today’s increasingly complex, if not perilous digital environment, this commitment means more now than ever. This is why we are so proud to be aligned with two leading organizations working hard to instill confidence in the digital ecosystem for all brands and publishers.”

Doron Gerstel, CEO of Perion, noted “Undertone’s platform enables brands who are profoundly conscious of their reputations and perceptions to build meaningful, timely and consistent connections across all platforms. The work done by TAG and CBA validates web traffic that is essential to that mission.”

The TAG Certified Against Fraud Program was created in 2016 by the American Association of Advertising Agencies (4A’s), Association of National Advertisers (ANA), and Interactive Advertising Bureau (IAB) to combat invalid traffic throughout the digital ad supply chain. Undertone’s TAG certification reflects its continued efforts in the fight against fraudulent traffic so that advertisers can trust the metrics that drive their digital strategies and KPIs.

As a member of the Coalition for Better Ads, Undertone will take an active role in developing the standards and practices that deliver the best ad experiences for the brands, publishers, and of course, users. The CBA’s mission to provide a healthy user experience in a thriving ecosystem fully aligns with Undertone’s core values and goals.

About Undertone
Undertone enables the world's leading brands to connect with their target audiences at scale, across the screens and platforms that matter the most. Undertone bridges the gaps in the digital advertising landscape with creative that gets smarter and more effective at each touchpoint. With cross-screen, cross-platform solutions that span digital, video, mobile, and native, Undertone helps brands start the conversation and keep it going across the entire user journey. Learn more at www.undertone.com.

About Perion Network Ltd.
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter@perionnetwork.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
 Investor relations
Hila Valdman
+972 (73) 398-1000
Investors@perion.com

Undertone Division, Perion Network Ltd.
Raquel Cadourcy
rcadourcy@undertone.com
+1 (212) 685-8000

Source: Perion Network Ltd.